July 30, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jonathan Burr
Ms. Brigitte Lippmann

RE:	Kibush Capital Corporation

Withdrawal of Offering Statement on Form 1-A (File No. 024-11013)

Ladies and Gentlemen:

Kibush Capital Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Offering Statement on Form 1-A (File No. 024-11013), together with all exhibits and amendments thereto (collectively, the “Offering Statement”).

The Offering Statement was originally filed with the Commission on June 3, 2019, and based on the Commission’s comments, the Registrant is choosing to withdraw the Offering Statement in order to file an S-1 Registration Statement. The Registrant confirms that no securities have been sold pursuant to the Offering Statement and that the Offering Statement has not been declared effective by the Commission.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

Kibush Capital Corporation

/s/ Warren Sheppard
Warren Sheppard
Chief Executive Officer